Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
VeriSign, Inc.:
We consent to the use of our report dated February 13, 2015, with respect to the consolidated balance sheets of VeriSign, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting of Verisign, Inc. as of December 31, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
McLean, Virginia
May 27, 2015